02015441

HBOS plc

The Mound
Edinburgh
EH1 1YZ

Reference: 82-5003

5th February 2002

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Floor Street NW
Washington DC 20549
USA

Direct Line 0131 243 5532
Fax No 0131 243 7196

SUPPL

FEB 25 2002

Dear Sirs

## Exemption

I attach documents either sent to shareholders or made available to the public in January 2002.

Press Releases sent as follows:-

- HBOS plc Lord Simpson of Dunkeld – 28th January 2002
- Halifax Mortgage Strategy Unchanged – 30th January 2002

I enclose a self addressed envelope and postage coupon and would be grateful if you could send me a stamped copy of this letter as confirmation of receipt.

Yours faithfully

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Alison MacColl

Alison MacColl
Investor Relations
Investor Relations Manager

dlw 2/27

# RNS Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Directorate Change |
| **Released** | 10:24 28 Jan 2002 |
| **RNS Number** | 5691Q |

HBOS plc has announced that Lord Simpson of Dunkeld has intimated that he will not offer himself for re-election, as a non-executive director of the Company, at the Annual General Meeting of the Company to be held on 15th May 2002. HBOS would like to thank Lord Simpson for the contribution he has made to the Group and previously to the Bank of Scotland.

END

HALIFAX

For immediate release 30 January 2002

# MORTGAGE STRATEGY UNCHANGED

Following the Ombudsman's decision in favour of Mr and Mrs Wright, the Halifax will cease offering mortgages priced at the "new" variable rate – currently 5% - to new customers with effect from 1 February. The "old" variable rate – currently 5.75% - will be the Halifax's sole benchmark variable rate.

Compliance on the Halifax's part with the Ombudsman's decision will not mean any change in the Group's strategy of driving down the differential between new and existing customers. A new product range, referenced against the "old" variable rate and available from 1 February, will generate the same level of savings as before for customers.

It should be noted that the Ombudsman's decision is specific and relates only to Mr and Mrs Wright. The Halifax will therefore treat any additional cases on their individual merits.

The Ombudsman's decision, along with the product changes announced today, are not expected to have any impact on the Group's financial or market positions.

## WHAT HAPPENS NEXT?

### Existing Borrowers

There will be no change for any existing borrowers because of the Ombudsman's decision.

Many existing borrowers have already achieved significant savings since the introduction of the new strategy in March 2001. Since then approximately 300,000 "old" variable rate customers have moved to a lower rate mortgage, mostly to the "new" variable rate. In addition, since the introduction of the Mortgage Review service in May 2000, the Halifax has helped a total of 450,000 customers save money by moving to a cheaper product.

PRESS RELEASE

*For further information contact* Halifax Group Press Office,
Halifax Group plc is a subsidiary of HBOS plc
Halifax Group plc, Registered Office: Trinity Road, Halifax, West Yorkshire, HX1 2RG.
Registered in England No. 3474881.
Tel: 01422 333333. Fax: 01422 333007.
(Out of Hours Tel: 01422 201306.)
Internet Website: http://www.HBOSplc.com Email: pressoffice@halifax.co.uk
*ISDN facilities are available for broadcast media interviews.*

**New Borrowers**
Following the Ombudsman's decision, the Halifax will offer new - and existing - customers a new mortgage range centred around tracker and fixed rate products.

The tracker mortgages will track the Bank of England Base Rate and not exceed 100 basis points until 31st December 2005 after which they will revert to the sole variable benchmark rate. For example, for the lifetime of the tracker, given the current Bank of England Base Rate, it will generate the same pay rate - 5% - for customers as is currently the case with the Halifax's "new" variable rate. Discounts of two and three years duration from the sole benchmark variable rate will also be part of the range for new customers.

Commenting, Phil Jenks, Head of Mortgages, said:

*"Our strategy remains the same. The Halifax will continue to drive down the differential between new and existing customers because it is right for the customer and right for our business."*

**End**

**EDITORS' NOTES**
Halifax is the UK's number one mortgage lender, with nearly 2.5m mortgage accounts, and a market share of 19% of all outstanding mortgages in the UK.

In the first half of 2001, Halifax's mortgage business delivered the following results:-

- Net mortgage lending of £5.8 billion, a market share of 25% - the best since the mid 1980s.

- Gross mortgage lending of £14.6 billion, a market share of 21% - an all time high. One in five of all new mortgages in the UK in the first six months of last year were taken out with the Halifax.

- A mortgage pipeline of over £6 billion - an all time high.

- Mortgage assets of £100 billion - the first UK organisation ever to achieve this.

For further information contact:

| | |
|---|---|
| Investor Relations | Charles Wycks<br>Director of Investor Relations<br>07747 790456 |
| | John Hope<br>07836 701348 |
| Press Office | Shane O'Riordain<br>Director of Communications<br>07770 544585 |
| | Mark Hemingway<br>Head of Press Office, Group Communications<br>07831 390751 |
| | Ian Beggs<br>Senior Media Officer, Group Communications<br>07785 338502 |
| | or - Executive Office, London – 0207 905 9600 |


# PRESS RELEASE

*For further information contact* Halifax Group Press Office,
Halifax Group plc is a subsidiary of HBOS plc
Halifax Group plc, Registered Office: Trinity Road, Halifax, West Yorkshire, HX1 2RG.
Registered in England No. 3474881.
Tel: 01422 333333. Fax: 01422 333007.
(Out of Hours Tel: 01422 201306.)
Internet Website: http://www.HBOSplc.com Email: pressoffice@halifax.co.uk
*ISDN facilities are available for broadcast media interviews.*